NORTHFIELD BANCORP, INC.
                             1731 Victory Boulevard
                          Staten Island, New York 10314

August 9, 2007

VIA FACSIMILE AND EDGAR
-----------------------
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Northfield Bancorp, Inc.
                  Registration Statement on Form S-1
                  (Registration Number 333-143643)
                  Request for Acceleration of Effectiveness
                  -----------------------------------------

Ladies and Gentlemen:

         Northfield Bancorp, Inc., a federal corporation in formation
(the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on August 10, 2007 at 10:00 a.m., or as soon thereafter as is practicable.

         The Company hereby acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,



                                           \s\ John W. Alexander
                                           ------------------------------------
                                           John W. Alexander
                                           Chairman of the Board, President and
                                           Chief Executive Officer